Exhibit 99.1

Contact: Robert Lentz

(614) 439-6006

SCI Engineered Materials, Inc. Reports

2025 Fourth Quarter and Full-Year Results

COLUMBUS, Ohio (February 17, 2026) SCI Engineered Materials, Inc. (“SCI” or “Company”) (OTCQB: SCIA), today reported financial results for the three months and twelve months ended December 31, 2025.

Jeremy Young, President and Chief Executive Officer, said “We are pleased with the Company’s strong results for the fourth quarter of 2025. The significant increase in revenue compared to the same period a year ago reflects improved sales driven by product mix and higher pricing of a key raw material. Double-digit increases in gross profit, net interest income and net income were also realized for the quarter.”

Mr. Young continued, “We continue to make key investments in our business. During 2025 we enhanced our manufacturing capabilities, added staff, and launched two new products. Our strategic review in the second half of the year identified additional growth opportunities, including spherical powders which represent an attractive and complementary market. These powders are utilized in the aerospace, defense and medical industries for additive manufacturing, powder metallurgy, and other advanced manufacturing processes. Equipment has been ordered to support this growth initiative which is expected to be installed during the second half of this year.”

Revenue

Revenue for the twelve months ended December 31, 2025, was $19,606,123 compared to $22,870,192 the prior year. Product mix and lower volume were key factors which contributed to the year-over-year difference.

The Company’s revenue for the fourth quarter of 2025 increased 43% to $7,207,471 from $5,051,150 for the same period a year ago. Product mix and increases in a high-priced raw material were key factors in the year-over-year comparison.

Order backlog was $2.6 million at December 31, 2025, versus $2.5 million on the same date a year ago. Customer demand remains strong with particular emphasis on intra-quarter purchases.

Gross profit

Gross profit was $5,031,395 for the full-year 2025 compared to $5,068,301 the prior year, despite a 14% decrease in 2025 revenue.

The Company’s 2025 fourth quarter gross profit increased 24% to $1,469,279 from $1,184,953 the prior year. Product mix was the key factor which contributed to the higher 2025 amount.

Operating expenses

Operating expenses increased 6% for the twelve months ended December 31, 2025, to $3,201,624 from $3,023,535 a year ago. Factors which contributed to the increase were higher compensation expenses which included additional staff, and higher professional fees, external consulting, and trade show expenses. Those amounts were partially offset by lower research and development expenses, primarily due to the introduction of two new products in the second quarter of 2025.

The fourth quarter of 2025 operating expenses were $838,023 compared to $702,764 for the same period in 2024. The year-over-year difference was primarily attributable to additional staff and higher compensation expenses.

Net interest income

Net interest income increased 14% to $449,367 for the full-year 2025 from $393,441 the prior year. Factors contributing to the year-over-year increase included higher cash and cash equivalents and additional investments in marketable securities compared to 2024 year-end.

Net interest income for the fourth quarter of 2025 increased 13% to $115,597 from $102,533 for the same period a year ago, reflecting slightly lower interest rates in 2025 versus the prior year.

Income taxes

Income tax expense for the twelve months ended December 31, 2025, decreased 7% to $533,853 from $576,818 in 2024 due to lower taxable income. The Company’s effective tax rate decreased to 23.4% for the full-year 2025 compared to 23.6% in 2024.

The Company’s income tax expense for the fourth quarter of 2025 increased 19% to $186,024 from $155,741 for the same period in 2024 due to higher taxable income.

The Company’s deferred tax liability was $389,572 at December 31, 2025, compared to $121,649 on the same date in 2024.

Net income

Net income was $1,745,285 for the twelve months ended December 31, 2025, or 6% below $1,861,389 the prior year. Higher net interest income in 2025 was offset by higher operating expenses. Net income per share was $0.38 for 2025 compared to $0.41 the prior year.

Net income for the fourth quarter of 2025 increased 31% to $560,829 from $428,981 for the same period in 2024. Higher gross profit and net interest income for the three months ended December 31, 2025, more than offset the increase in operating expenses. The Company’s net income per share for the fourth quarter of 2025 increased to $0.12 from $0.09 a year ago.

Cash and cash equivalents and Investments in marketable securities

Cash and cash equivalents were $7,939,000 at December 31, 2025, versus $6,753,403 on the same date in 2024. Cash outlays in 2025 included capital investments during the year of $1,005,571 for the acquisition of manufacturing equipment and $500,000 for the purchase of Treasury stock related to the Company’s share repurchase program. Additionally, Investments in marketable securities increased $608,647 during the twelve months ended December 31, 2025.

About SCI Engineered Materials, Inc.

SCI Engineered Materials is a global supplier and manufacturer of advanced materials for PVD thin film applications and works closely with end users and OEMs to develop innovative, customized solutions. Additional information is available at  www.sciengineeredmaterials.com or follow SCI Engineered Materials, Inc. at:

https://www.linkedin.com/company/sci-engineered-materials.-inc https://www.facebook.com/sciengineeredmaterials/

https://x.com/SciMaterials

This press release contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, which are intended to be covered by the safe harbors created thereby. Those statements include, but are not limited to, all statements regarding intent, beliefs, expectations, projections, customer guidance, forecasts, plans of the Company and its management. These forward-looking statements involve numerous risks and uncertainties, including without limitation, other risks and uncertainties detailed from time to time in the Company's Securities and Exchange Commission filings, including the Company's Annual Report on Form 10-K for the year ended December 31, 2025. One or more of these factors has affected and could affect the Company's projections in the future. Therefore, there can be no assurances that the forward-looking statements included in this press release will prove to be accurate. Due to the significant uncertainties in the forward-looking statements included herein, the inclusion of such information should not be regarded as a representation by the Company, or any other persons, that the objectives and plans of the Company will be achieved. All forward-looking statements made in this press release are based on information presently available to the management of the Company. The Company assumes no obligation to update any forward-looking statements.

SCI ENGINEERED MATERIALS, INC.

BALANCE SHEETS

	December 31,	December 31,
	2025	2024
ASSETS
Current Assets
Cash and cash equivalents	$7,939,000	$6,753,403
Investments - marketable securities, short term	298,125	509,478
Accounts receivable, less allowance for doubtful accounts	720,364	775,288
Inventories	1,091,471	1,432,914
Prepaid purchase orders and expenses	196,491	238,834
Total current assets	10,245,451	9,709,917

Property and Equipment, at cost	10,854,986	9,904,028
Less accumulated depreciation and amortization	(8,020,249)	(7,632,946)
Property and equipment, net	2,834,737	2,271,082

Other Assets
Investments, net - marketable securities, long term	3,069,000	2,249,000
Right of use asset, net	1,061,709	1,236,572
Other assets	61,461	66,394
Total other assets	4,192,170	3,551,966
TOTAL ASSETS	$17,272,358	$15,532,965

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities
Operating lease, short term	$212,561	$174,863
Accounts payable	245,523	419,209
Customer deposits	829,158	337,873
Accrued expenses	568,503	532,260
Total current liabilities	1,855,745	1,464,205

Deferred tax liability	389,572	121,649
Operating lease, long term	849,148	1,061,709
Total liabilities	3,094,465	2,647,563

Total shareholders' equity	14,177,893	12,885,402
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$17,272,358	$15,532,965

SCI ENGINEERED MATERIALS, INC.

STATEMENTS OF INCOME

FOR THE THREE AND TWELVE MONTHS ENDED DECEMBER 31, 2025 AND 2024

	THREE MONTHS ENDED DECEMBER 31,		YEAR ENDED DECEMBER 31,
	2025	2024	2025	2024

Revenue	$7,207,471	$3,883,237	$19,606,123	$22,870,192
Cost of revenue	5,738,193	2,793,944	14,574,728	17,801,891
Gross profit	1,469,278	1,089,293	5,031,395	5,068,301
General and administrative expense	545,837	476,572	2,166,607	1,939,895
Research and development expense	113,544	130,014	434,436	564,576
Marketing and sales expense	178,641	123,596	600,581	519,064
Income from operations	631,256	359,111	1,829,771	2,044,766
Interest income, net	115,598	107,391	449,367	393,441
Income before provision for income taxes	746,854	466,502	2,279,138	2,438,207
Income tax expense	186,024	105,924	533,853	576,818
NET INCOME	$560,830	$360,578	$1,745,285	$1,861,389
Earnings per share - basic and diluted
Income per common share
Basic	$0.12	$0.08	$0.38	$0.41
Diluted	$0.12	$0.08	$0.38	$0.41
Weighted average shares outstanding
Basic	4,556,289	4,564,259	4,569,514	4,551,763
Diluted	4,556,289	4,568,863	4,569,514	4,556,285

SCI ENGINEERED MATERIALS, INC.

CONDENSED STATEMENTS OF CASH FLOWS

FOR THE TWELVE MONTHS ENDED DECEMBER 31, 2025 AND 2024

	2025	2024
CASH PROVIDED BY (USED IN):
Operating activities	$3,299,815	2,369,815
Investing activities	(1,614,218)	(1,241,257)
Financing activities	(500,000)	(49,149)
NET INCREASE IN CASH	1,185,597	1,079,409

CASH - Beginning of period	6,753,403	5,673,994

CASH - End of period	$7,939,000	$6,753,403